EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CP’S STRONG, ESTABLISHED CUSTOMER RELATIONSHIPS SUPPORT GROWTH,
PROFITABILITY AND CONTINUED SUCCESS OF MULTI-YEAR PLAN

Customers Voice Support for CP and Management Team

CALGARY, ALBERTA – March 7, 2012 – Canadian Pacific (TSX: CP) (NYSE: CP) today sent the following letter to shareholders:

March 7, 2012

Dear Fellow Shareholder:

CP’s management team is aggressively and successfully executing on the Company’s Multi-Year Plan and has the full support of the Board of Directors.  Your Board and management team firmly believe that CP’s strong, established relationships with customers will continue to create significant value for shareholders.  Strong and profitable customer relationships are essential to maintaining and expanding the volume growth that underpins CP’s Multi-Year Plan to increase earnings per share, drive down the railroad’s operating ratio and deliver greater shareholder value.  The Board believes that Pershing Square’s demand that the Company replace its CEO, Fred Green, with Hunter Harrison would put at severe risk the significant forward momentum the Company is making on the Multi-Year Plan.

During 2011 and early in 2012, CP has signed a number of commercial agreements with customers, terminal operators and ports that will drive improvements in supply chain performance and enable growth.  We announced a new five-year agreement with Canadian Tire and a ten-year agreement with Canpotex.  In addition, CP has worked with our customers, leveraging technology to enhance car request management and implementing new productivity tools.  These relationships, and the volume growth that follows, are forecast to deliver an improvement of approximately 600 basis points to CP’s OR between 2011 and 2014.  Our scheduled grain program has been successfully implemented in Canada; and the U.S. program is expected to be implemented by August 2012.  In addition, CP has, for many years, had a comprehensive program focused on enhancing the customer experience.  This includes customer satisfaction surveys, the launch of a Customer Advisory Council, introduction of a new Customer Relationship Management System and enhanced electronic self-serve capabilities.

CP’S STRONG, ESTABLISHED CUSTOMER RELATIONSHIPS SUPPORT
GROWTH, PROFITABILITY AND CONTINUED SUCCESS
OF MULTI-YEAR PLAN

CP’s emphasis on strong customer relationships is paying off, positioning the Company to achieve robust volume growth.  Longer-term contracts, such as those under which CP transports millions of tons of coal and potash, have price escalation and full fuel recovery built in, and planned capital investment to improve productivity is expected to further improve profitability over the term of these contracts.  As part of our Multi-Year Plan, CP is focused on expanding network capacity to safely and efficiently support higher volumes while controlling costs so that the best possible operational and financial results can be achieved.

CP is taking advantage of our network reach by using our Kansas City gateway and its Northeast U.S. destination points to extend our length of haul and increase revenue and profitability.  In working with new customers, CP has created new opportunities such as long-haul full train loads of ethanol and oil.  It is also noteworthy that CP now handles approximately 1.5 billion gallons of ethanol annually, including 1.1 billion gallons from the former DM&E territory, compared to the approximately 390 million gallons originated by the DM&E prior to its  acquisition by CP.

CP’s successful market development activities have enabled us to successfully take advantage of our access to the Bakken oil formation, the Marcellus gas formation and the Alberta oil sands area.  As a result, CP is attracting new customers to invest and ship by rail energy related products, including crude oil, sulphur, fuels, diluents and materials key to the energy industry, such as pipe and frac sand.  Through our network to the Northeast U.S., and through the Kansas City gateway to the U.S. Gulf Coast, CP is able to partner with the energy industry to facilitate growth in moving oil and energy-related materials.

In short, we believe that by developing new opportunities to drive volume enabled by delivering dependable service to our customer base, we can get the most out of CP’s unique assets to maximize shareholder value.

INVESTING TO CAPITALIZE ON MARKET OPPORTUNITIES

The DM&E transaction, and other investments made under the Company’s Multi-Year Plan, have positioned CP to be able to exploit new market opportunities.  CP is making strategic investments across our network that are aligned with our growth opportunities.  These investments include:
—	Siding and track expansions;
—	Enhanced infrastructure in the Western corridor to support productivity and growth and increased train sizes in coal, potash, and intermodal;
—	Investments in the North Mainline between Portage La Prairie, MB and Edmonton, AB designed to meet increased potash volumes, reduce route miles and increase efficiency with longer trains; and
—
A $100 million capital investment in our U.S. network, including investments in the U.S. Midwest corridor, allowing increased North-South volumes in order to meet increased traffic demands and enabling us to capitalize on the Bakken’s strong growth potential.

CP’s capital investments to enhance our network give our customers added confidence in CP’s ability to efficiently move not only current volume but volume growth such as that planned by Teck, CP’s largest customer.  Teck is investing over $1 billion to expand its coal production to more than 30 million metric tons, a 30 per cent increase from 2010 production.  CP’s plans include handling two-thirds of CP’s growth with Teck using existing trains by extending sidings and enabling longer trains.  We expect both Canadian and U.S. coal volumes to strengthen in 2012.

In total, CP intends to invest between $1.1 and $1.2 billion each year through 2014 in order to be able to deliver quality service and provide the network capacity to fully capitalize on market opportunities and volume growth, as well as enhance productivity and reduce costs.

SHAREHOLDERS WIN WHEN CUSTOMERS WIN

During the fourth quarter of 2011, CP achieved record operating performance including in car miles per car day and terminal dwell, which both improved 20 per cent from a year earlier.  Customers are seeing this improvement and commenting positively on the performance.  CP also made further improvements in 2012.  Through February, CP saw significant improvements over our February 3-year averages in terminal dwell (23 per cent), active cars online (21 per cent), AAR train speed (13 per cent) and car miles per car day (26 per cent), which set a new performance record of 208 miles per day.

The ongoing improvement in CP’s operating performance metrics indicates that CP is delivering increasingly reliable and efficient service to our customers, setting the Company firmly on track to deliver on our goal of bringing CP’s OR down to 70 to 72 per cent for 2014.  As CP’s Multi-Year Plan continues to produce results, customers will increasingly rely on us as a trusted partner in the development of their supply chains.  These relationships, and the volume growth that follows, are forecast to deliver an improvement of approximately 600 basis points to CP’s OR between 2011 and 2014.

CUSTOMERS HAVE SPOKEN OUT IN SUPPORT OF THE CP MANAGEMENT
TEAM FOR OUR RECORD OF CUSTOMER SERVICE

Strong expressions of support have been received from many customers for CP’s management team, our record of reliability and the initiatives we have undertaken to further enhance safety, service and efficiency:

Don Lindsay, President and Chief Executive Officer, Teck:
“As CP’s largest customer, we’ve been pleased with their dedication to ensuring that we get the rail service we need and their deep understanding of our current and long-term needs.  That is why we recently increased the volume of business we allocate to CP and, today, both companies are seeing growing economic returns.  Fred Green understands that to grow the economy, especially in Western Canada, we need to work together to get the most out of the rail network.  We are pleased with his leadership and support of the team in making our joint growth targets achievable.”

Jim Prokopanko, President and Chief Executive Officer, The Mosaic Company:
“Mosaic and CP have a long and fruitful history together.  CP, under the leadership of Fred Green and his team, has proven to be a key business partner by helping us strengthen our distribution network and our competitive position in conjunction with our multi-billion dollar potash expansion projects.  As Mosaic continues to build its operational capacity, we have taken our commercial relationship to the next level and are leveraging CP’s considerable expertise to augment our future success.”

Pat Sinnott, Executive Vice-President, Supply Chain and Technology, Canadian Tire Corporation:
“We’re delighted to renew our longstanding partnership with CP.  We rely on rail extensively to get our goods to market.  Rail is the most efficient and sustainable way to move our products and CP is a trusted partner that will enable us to continue to deliver products reliably to over 1,700 Canadian Tire, Mark’s and FGL Sports retail locations across the country.”  CP press release, January 19, 2012: Canadian Pacific Announces New Five Year Contract with Canadian Tire.

Andrew B. Paterson, President and Chief Executive Officer, Paterson Global Foods:
“As a customer of Canadian Pacific for over 104 years, we at Paterson’s rely on our carriers to communicate and develop solutions for issues that arise in a complex supply chain.  Canadian Pacific under Fred’s leadership is customer focused and bottom line oriented.  Fred knows the Canadian Pacific Railway system inside and out, and without his strong leadership we would not have invested over $70 million on CP’s network over the past year.  Fred is an exceptional asset to CP now and in the future.”

Ronald Tepper, Executive Chairman, Consolidated Fastfrate Inc:
“CFF and CP have been partners for a long time.  We have grown to be the largest privately owned LTL rail carrier in the country largely on the strength of that relationship and their extraordinary service.  Fred and his team have always been there for us and we will continue to support his leadership for our mutual benefit.”

Russel Marcoux, Chief Executive Officer, Yanke Group of Companies:
“As stated in our Mission Statement, Yanke is committed to delivering unequalled transportation solutions to our customers.  Our ability to deliver on this goal has been a cornerstone of the much valued, and envied, partnership between Yanke and CP.  This relationship is significantly influenced by Fred and is core to the strength of the partnership we have with CP.  CP’s strong commitment to customer service, and the integrity of their leadership team, has been an integral part of Yanke being able to deliver on our Mission Statement.  Through our partnership, we have captured new markets, created mutual benefits for both our organizations, and improved supply chain performance.  It is an integral partnership that cannot be overemphasized in its value.”

Doug Tozer, Chairman and Chief Executive Officer, Wheels Group:
“CP continuously demonstrates unwavering commitment to service, communication, and innovation.  Fred and his team are trusted partners of ours.  With their deep understanding of our needs, we work jointly to realize our common growth objectives.  We have many options for our transportation needs; we continue to support Fred’s team through our long-term relationship with CP.”

YOUR BOARD BELIEVES THAT MAINTAINING CP’S CUSTOMER
RELATIONSHIPS IS CRUCIAL TO FURTHER SHAREHOLDER VALUE
CREATION

Your Board believes that CP’s customer relationships are a critical driver to further shareholder value creation.  Given the clear progress being made by CP’s management team implementing the Multi-Year Plan, the Board of CP believes that Pershing Square’s demand that CP replace the Company’s CEO with Mr. Harrison would be detrimental to the Company.  Such a step would undermine and delay CP’s ongoing initiatives to increase volume, improve operations and profitability, and create greater shareholder value.  Given that Pershing Square has presented no credible, detailed plan, the approach advocated by Pershing Square and its nominees, none of whom has any operational experience with Class I railroads, risks moving CP in the opposite direction.  It is exactly the wrong thing to do at exactly the wrong time.

Due to our strong and profitable customer relationships, capital investments and enhanced network reach, the prospects for expanded volume growth that is essential to your Company’s success are bright under Fred Green and his management team.  On behalf of your Board, I want to thank you for your continued support of CP.

Sincerely,

/s/ John E. Cleghorn

John E. Cleghorn
Chairman of the Board

Morgan Stanley & Co. LLC and RBC Capital Markets are serving as CP’s financial advisors and Paul, Weiss, Rifkind, Wharton & Garrison LLP and Fasken Martineau DuMoulin LLP are serving as CP’s legal advisors.

Note on Forward-Looking Information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially. Forward-looking statements are not guarantees of future performance. By its nature, CP's forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to "Management's Discussion and Analysis" in CP's annual and interim reports, Annual Information Form and Form 40-F.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific (CP: TSX)(NYSE: CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

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